

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2013

Via E-mail
Mr. Larry G. Swets Jr.
President and Chief Executive Officer
Kingsway Financial Services, Inc.
45 St. Clair Avenue West, Suite 400
Toronto, Ontario M4V 1K9

> **Re: Kingsway Financial Services, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on April 1, 2013**
> **File No. 001-15204**

Dear Mr. Swets:

We have limited our review of your preliminary proxy statement to the issue we have addressed in our comment. Please respond to this letter by revising the proxy statement. Where you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

1. We note proposal 6 where you are seeking approval to amend the company's Articles of Incorporation to create an unlimited number of preferred shares. We also note that you are currently considering issuing preferred shares in connection with a possible financing. Please revise your disclosure to describe any other specific plans, arrangements or understandings, whether written or oral, to issue any of the shares of preferred stock that will be newly available. If you have no other plans, arrangement or understandings, please revise your disclosure to so state.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Johnny Gharib at (202) 551-3170, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director